UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                         INFORMATION TO BE INCLUDED IN
               STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
                        AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                                El Sitio, Inc.
   ------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Shares, $0.01 par value
   ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  G 30177102
   ------------------------------------------------------------------------
                                (CUSIP Number)

                               December 15, 1999
   ------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/  Rule 13d-1(b)
     /_/  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 30177102

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person:

                    Guillermo J. Liberman

                    EIN:  Not applicable.

               2)   Check the Appropriate Box if a Member of a Group (a) /_/
                    (See Instructions):                              (b) /_/
                                   Not Applicable

               3)   SEC Use Only

               4)   Citizenship or Place of Organization:   Argentina

  Number of         5)  Sole Voting Power:  4,894,176
    Shares
 Beneficially       6)  Shared Voting Power:  0
   Owned by
     Each           7)  Sole Dispositive Power:  4,894,176
  Reporting
 Person With        8) Shared Dispositive Power: 0

               9)   Aggregate Amount Beneficially Owned by Each Reporting
                    Person:  4,894,176

               10)  Check Box if the Aggregate Amount in Row (9) Excludes
                    Certain Shares (See Instructions):                   /_/

               11)  Percent of Class Represented by Amount in Row (9):
                    12.7%

               12)  Type of Reporting Person (See Instructions):  IN













                              (Page 2 of 11 Pages)

CUSIP No. G 30177102

               13)  Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person:

                    SLI.com Inc.

                    EIN:  Not applicable.

               14)  Check the Appropriate Box if a Member of a Group (a) /_/
                    (See Instructions):                              (b) /_/
                                   Not Applicable

               15)  SEC Use Only

               16)  Citizenship or Place of Organization:   British Virgin
                    Islands

  Number of         17)  Sole Voting Power:  4,894,176
    Shares
 Beneficially       18)  Shared Voting Power:  0
   Owned by
     Each           19)  Sole Dispositive Power:  4,894,176
  Reporting
 Person With        20) Shared Dispositive Power:  0

               21)  Aggregate Amount Beneficially Owned by Each Reporting
                    Person:  4,894,176

               22)  Check Box if the Aggregate Amount in Row (9) Excludes
                    Certain Shares (See Instructions):                   /_/
               23)  Percent of Class Represented by Amount in Row (9):
                    12.7%

               24)  Type of Reporting Person (See Instructions):  CO













                              (Page 3 of 11 Pages)

                                 SCHEDULE 13G

Item 1(a).     Name of Issuer:

               El Sitio, Inc.

Item 1(b).     Address of  Issuer's Principal Executive Offices:

               El Sitio, Inc.
               Ave. Ingeniero Huergo 1167
               Buenos Aires, Argentina C1107AOL

Item 2(a).     Name of Persons Filing:

               Guillermo J. Liberman

               SLI.com Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Guillermo J. Liberman
               c/o SLI.com Inc.
               P.O. Box 871119
               Zona 7
               Panama, Republic of Panama

               SLI.com Inc.
               P.O. Box 871119
               Zona 7
               Panama, Republic of Panama

Item 2(c).     Citizenship:

               Guillermo J. Liberman          Argentina

               SLI.com Inc.                   British Virgin Islands

Item 2(d).     Title of Class of Securities:

               Common Shares, $0.01 par value

Item 2(e).     CUSIP Number:

               Guillermo J. Liberman          Not Applicable

               SLI.com Inc.                   Not Applicable


                              (Page 4 of 11 Pages)

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act.

               (b) /_/    Bank as defined in section 3(a)(6) of the Exchange
                          Act.

               (c) /_/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

               (d) /_/ Investment company registered under Section 8 of the Investment Company Act.

               (e) /_/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

               (f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) /_/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) /_/    Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

          If this statement is filed pursuant to Rule 13d-1(c), check this box. /_/

Item 4.        Ownership.

               (a)  Amount Beneficially Owned

               Guillermo J. Liberman<F1>           4,894,176

               SLI.com Inc.                        4,894,176





                              (Page 5 of 11 Pages)

               (b)  Percent of Class

               Guillermo J. Liberman          12.7%

               SLI.com Inc.                   12.7%

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote

                          Guillermo J. Liberman    4,894,176

                          SLI.com Inc.             4,894,176

                   (ii)   shared power to vote or to direct the vote

                          Guillermo J. Liberman    0

                          SLI.com Inc.             0

                  (iii)   sole power to dispose or to direct the disposition of

                          Guillermo J. Liberman    4,894,176

                          SLI.com Inc.             4,894,176

                   (iv) shared power to dispose or to direct the disposition of

                          Guillermo J. Liberman    0

                          SLI.com Inc.             0

Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

                              (Page 6 of 11 Pages)

Item 8.        Identification and Classification of Members of the Group.

                    Guillermo J. Liberman owns 100% of the outstanding voting
               securities of SLI.com Inc. and, therefore, may be deemed to be the beneficial owner of the securities held by SLI.com Inc. and may be deemed to be a member of a "group" with SLI.com Inc. in relation to such securities. Mr. Liberman and SLI.com Inc. do not affirm the existence of a "group."

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certifications.

               Not applicable.
































                              (Page 7 of 11 Pages)

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GUILLERMO J. LIBERMAN

                                      /s/ Guillermo J. Liberman
                                    -----------------------------------------
                                    Guillermo J. Liberman


                                    SLI.COM INC.

                                    By:  Guillermo J. Liberman

                                      /s/ Guillermo J. Liberman
                                    -----------------------------------------


                                    Date:  February 14, 2000


























                              (Page 8 of 11 Pages)

                                   EXHIBITS


Exhibit 1 -    Joint Filing Agreement












































                              (Page 9 of 11 Pages)

                                                                     Exhibit 1


                            JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by either of us will be, filed on behalf of each of us.


                               SLI.COM INC.

                               By:  Guillermo J. Liberman


                               By:    /s/ Guillermo J. Liberman
                                    -----------------------------------------
                                    Guillermo J. Liberman


                               GUILLERMO J. LIBERMAN


                                    /s/ Guillermo J. Liberman
                               ----------------------------------------------



February 14, 2000


















                             (Page 10 of 11 Pages)

____________________
[FN]
<F1> Includes 4,894,176 common shares owned by SLI.com Inc. in respect of which Mr. Liberman has a controlling interest.












































                             (Page 11 of 11 Pages)